SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO

Commission File Number

1-9349

Sizeler Real Estate Management Co., Inc. 401(k) Plan

Sizeler Property Investors, Inc.

2542 Williams Blvd.

Kenner, LA 70062

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(K) PLAN

Page
Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employment Retirement Income Security Act of 1974.

Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	4
Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2003 and December 31, 2002	5
Notes to Financial Statements	6 - 9
Schedule of Assets (Held at End of Year)	10

Signature	11

Independent Registered Public Accounting Firm’s Consent	Exhibit 23.1

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Sizeler Real Estate Management Co., Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Sizeler Real Estate Management Co., Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 18, 2004

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Cash and cash equivalents	$123,732	196,088
Investments at quoted market value	2,256,922	1,559,966
Loans to Plan participants	34,142	19,200

Total assets	2,414,796	1,775,254
Liabilities
Excess contributions payable	27,445	—

Net assets available for benefits	$2,387,351	1,775,254

See accompanying notes to financial statements.

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of mutual funds	$320,839	(319,625)
Net appreciation in fair value of common stock	53,280	5,063
Interest and dividends	65,750	64,238

	439,869	(250,324)
Participants’ contributions	204,738	230,129
Employer contributions	81,383	94,919

Total additions	725,990	74,724
Deductions:
Withdrawals and benefits paid	(113,146)	(42,661)
Administrative expenses	(747)	(610)
Other	—	(32,707)

Net increase (decrease) in net assets available for benefits	612,097	(1,254)

Net assets available for benefits:
Beginning of period	1,775,254	1,776,508

End of period	$2,387,351	1,775,254

See accompanying notes to financial statements.

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the Sizeler Real Estate Management Co., Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan sponsored by Sizeler Real Estate Management Co. Inc. and Sizeler Property Investors, Inc. (the Plan Sponsors). The Plan was established on November 1, 2001. All full-time employees of the Plan Sponsors, except union and non-resident alien employees, are eligible to participate in the Plan on the first day of the quarter following their attainment of age 21 and the completion of one year of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Contributions and Benefits

Participants may contribute to the Plan up to 15% of their eligible compensation. The employer will match up to 50% of the employee’s contribution not to exceed 6% of the employee’s eligible compensation. In addition, the employer may make a discretionary contribution to the Plan.

(c)	Vesting

Each participant is fully vested in his/her contributions at all times. A participant becomes vested in the employer contributions as follows: 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service, and 100% after six years of service.

(d)	Payment of Benefits

Participants are eligible for lump-sum or monthly benefit payments upon reaching age 65 with a minimum of five years of service or may elect early retirement upon reaching age 55 with a minimum of six years of service. Terminated participants are eligible to receive lump-sum payments of their vested accounts as soon as practicable after their termination date.

(e)	Participant Loans

Each participant may borrow the lesser of 50% of their vested account balance or $50,000 reduced by the outstanding balance of loans from the Plan during the one year period ending on the day before the date on which such loan is made. The term of the loan may not exceed five years, unless the proceeds are used to acquire the principal residence of the participant. Repayments are made through payroll deductions. The annual loan interest rate is based on the Prime Rate as posted in the Wall Street Journal.

(f)	Participant Accounts

Valuation of the trust assets held in each fund is performed daily and, on the basis thereof, the value of each participant’s account is determined. Each participant’s account is credited with the

(Continued)

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

participant’s and employer’s contributions to each fund and plan earnings and charged with any distributions made to the participant. Allocations are based upon annual compensation and/or fund account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(g)	Forfeitures

If a participant terminates his employment, the non-vested portion of his account is forfeited and may be used to reduce current or future Company contributions payable to the Plan.

(h)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to, at any time, amend or terminate the Plan subject to the terms of ERISA.

(i)	Reclassifications

Certain reclassifications have been made in the 2002 financial statements to conform with the 2003 financial statement presentation.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for benefits and the related changes in net assets available for benefits.

(b)	Cash and Cash Equivalents

The Plan considers cash equivalents to be all highly-liquid investments with maturities of three months or less at the date of acquisition.

(c)	Use of Estimates

In preparing the Plan’s financial statements, the Plan Administrator makes informed estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Actual results may differ from these estimates.

(d)	Investments

The investments and changes therein of the funds have been reported by the Trustees as having been determined through the use of fair values. If available, quoted market prices are used to value investments. Purchases and sales of investments are recorded on a settlement-date basis. Use of the settlement-date basis rather than the trade-date basis does not have a material impact on the Plan’s financial statements.

(3)	Investments

The Plan Administrator is Sizeler Real Estate Management Co., Inc., with Bank of New York and AMVESCAP National Trust Company named as Trustees of the Plan. Effective December 1, 2003, Bank

(Continued)

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

of New York was replaced by State Street Bank and Trust Company. The following investment opportunities are available to participants: One Group Prime Money Market Fund, One Group Balanced Fund, One Group Mid Cap Value Fund, One Group Government Bond Fund, One Group Large Cap Growth Fund, One Group Equity Index Fund, One Group Investor Growth Fund, INVESCO Dynamics Fund, INVESCO Small Company Growth Fund, Aim Global Growth Fund, Fidelity Advisor High Income Advantage Fund, and Sizeler Property Investors, Inc. Common Stock.

The Trustees maintain accounts on behalf of the Plan and make investments in common trust funds, in accordance with written instructions from the participants. These funds are distinguished by the level of risk of the investments contained within the fund.

The current value of the following investments is in excess of 5% of the Plan’s net assets available for benefits:

	2003	2002
One Group Prime Money Market*	$99,900	177,397
One Group Balanced Fund	180,902	137,998
One Group Mid Cap Value Fund	248,179	194,370
One Group Government Bond Fund	207,893	169,873
One Group Large Cap Growth Fund	232,284	131,826
One Group Equity Index Fund	266,199	183,366
INVESCO Small Company Growth Fund	308,355	206,552
Fidelity Advisor High Income Advantage Fund	154,945	93,662
Sizeler Property Investors, Inc. Common Stock	431,752	314,636

* Does not exceed 5% of Plan’s net assets available for benefits in 2003.

(4)	Net Assets Available for Participants

The amount of excess contributions payable, which arose as a result of elective contributions of highly compensated employees exceeding the amount permitted under the nondiscriminatory rule as defined by the Internal Revenue Code, is not reported as a plan liability on Form 5500.

The following is a reconciliation of net assets available for plan benefits as of December 31, 2003 and 2002, per the financial statements to Form 5500:

	2003	2002
As reported herein	$2,387,351	1,775,254
Effect of excess contributions payable	27,445	—

As reported on Form 5500	$2,414,796	1,775,254

(Continued)

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(K) PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The following is a reconciliation of the increase (decrease) in net assets available for plan benefits for the years ended December 31, 2003 and 2002, per the financial statements to Form 5500:

	2003	2002
As reported herein	$612,097	(1,254)
Effect of excess contributions payable	27,445	—

As reported on Form 5500	$639,542	(1,254)

(5)	Fees and Expenses

The Plan Sponsors have absorbed the cost of the personnel required to maintain the personnel, payroll and other records required by the Plan, as well as investment management fees.

(6)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by AMVESCAP National Trust Company. Therefore, these transactions qualify as party-in-interest transactions.

(7)	Federal Income Taxes

Sizeler Real Estate Management Co., Inc. 401(k) Plan has adopted a standardized plan which has received a favorable determination from the Internal Revenue Service. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code; therefore, the Plan was qualified and the related trust was tax-exempt under Internal Revenue Code Sections 401(a) and 501(a) as of December 31, 2003 and 2002.

Schedule

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(k) PLAN

Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue	Shares	Market value
Cash and cash equivalents:
Cash		$23,832
One Group Prime Money Market Fund	99,900	99,900

Mutual funds:
One Group Balanced Fund	14,335	180,902
One Group Mid Cap Value Fund	15,124	248,179
One Group Government Bond Fund	20,048	207,893
One Group Large Cap Growth Fund	16,009	232,284
One Group Equity Index Fund	10,480	266,199
One Group Investor Growth Fund	5,988	74,794
* INVESCO Dynamics Fund	5,296	78,056
* INVESCO Small Company Growth Fund	27,730	308,355
* Aim Global Growth Fund	4,668	73,563
Fidelity Advisor High Income Advantage Fund	16,310	154,945

Common stock:
* Sizeler Property Investors, Inc. Common Stock	40,313	431,752

Loans to Plan participants, bearing interest at rates ranging from 5.50% to 9.50%*		34,142

		$2,414,796

*	Party-in-interest transaction.

Note: Cost information of the investments is excluded as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

SIZELER REAL ESTATE MANAGEMENT CO., INC. 401(K) PLAN

Date: June 28, 2004	By:	/s/ CHARLES E. MILLER, JR.
Charles E. Miller, Jr. Plan Administrator